March 4, 2025

Tony Giardini
President and Chief Executive Officer
Trilogy Metals Inc.
Suite 901, 510 Burrard Street
Vancouver, British Columbia
Canada, V6C 3A8

       Re: Trilogy Metals Inc.
           Registration Statement on Form S-3
           Filed February 20, 2025
           File No. 333-285072
Dear Tony Giardini:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed February 20, 2025
General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended November 30, 2024, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and
       Disclosure Interpretations.
 March 4, 2025
Page 2
2.     We note that you did not include a statement incorporating future
Exchange Act
       filings prior to effectiveness of the registration statement. Please revise accordingly or ensure that you incorporate by reference each specific filing prior to requesting acceleration of effectiveness. For guidance, please refer to Question
123.05 of the
       Securities Act Forms Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Kimberly Anderson